UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

_____

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of report (Date of earliest event reported): August 5, 2009

KADANT INC.
(Exact Name of Registrant as Specified in its Charter)

Delaware	1-11406	52-1762325
(State or Other Jurisdiction	(Commission File Number)	(IRS Employer
of Incorporation)		Identification No.)

One Technology Park Drive
Westford, Massachusetts   01886
(Address of Principal Executive Offices)   (Zip Code)

(978) 776-2000
Registrant's telephone number, including area code

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

KADANT INC.

Item 2.02 Results of Operations and Financial Condition.

On August 5, 2009, Kadant Inc. (the "Company") announced its financial results for the fiscal quarter ended July 4, 2009. The full text of the press release issued in connection with the announcement is furnished as Exhibit 99 to this Current Report on Form 8-K.

The information in this Form 8-K (including Exhibit 99) shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act, except as expressly set forth by specific reference in such a filing.

Item 9.01 Financial Statements and Exhibits.

(c) Exhibit

The following exhibit relating to Item 2.02 shall be deemed to be furnished and not filed.

Exhibit No	Description of Exhibit
99	Press Release issued by the Company on August 5, 2009

KADANT INC.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

KADANT INC.

Date: August 5, 2009 By /s/ Thomas M. O'Brien

Thomas M. O'Brien
Executive Vice President and
  Chief Financial Officer

3

WESTFORD, Mass., August 5, 2009 – Kadant Inc. (NYSE:KAI) reported revenues from continuing operations of $50.1 million in the second quarter of 2009, a decrease of $42.3 million, or 46 percent, compared to $92.4 million in the second quarter of 2008. Revenues in the second quarter of 2009 included a $4.2 million, or 5 percent, decrease from foreign currency translation. Operating loss from continuing operations in the second quarter of 2009 was $1.2 million compared to operating income of $10.1 million in the second quarter of 2008. Included in operating loss from continuing operations in the second quarter of 2009 was $1.0 million in restructuring costs. Net loss in the second quarter of 2009 was $1.2 million, or $.10 per diluted share, versus net income of $6.9 million, or $.50 per diluted share, in the second quarter of 2008. Net loss in the second quarter of 2009 includes a $0.7 million, or $.06 per diluted share, after-tax restructuring charge. Adjusted net loss, a non-GAAP measure, in the second quarter of 2009 was $0.5 million, or $.04 per diluted share, compared to net income of $6.9 million, or $.50 per diluted share, in the second quarter of 2008.

Adjusted Net (Loss) Income and Adjusted Diluted (Loss) Earnings per Share (EPS) Reconciliation (non-GAAP)	Three Months Ended July 4, 2009		Three Months Ended June 28, 2008	
	($ in millions)	Diluted EPS	($ in millions)	Diluted EPS
Net (Loss) Income Attributable to Kadant and Diluted EPS, as reported	$ (1.2)	$ (.10)	$ 6.9	$ .50
Less: Restructuring costs, net of tax	0.7	.06	-	-
Adjusted Net (Loss) Income and Adjusted Diluted EPS	$ (0.5)	$ (.04)	$ 6.9	$ .50

"We had a number of encouraging achievements in a very challenging operating environment in the second quarter," said William A. Rainville, chairman and chief executive officer of Kadant. "We exceeded our EPS guidance, primarily due to better-than-expected operating results and a lower tax provision. In addition, our product gross margins were a solid 41 percent, cash flows from operations remained healthy at $4.8 million, and our net debt decreased by $5.0 million to end the quarter at $2.3 million. At the end of the second quarter and in the first weeks of July, we saw a number of orders being placed for our stock preparation systems, particularly in China, where we booked two orders at the end of June for OCC stock preparation systems valued at approximately $1.8 million. And more recently, one of Latin America's largest tissue producers selected us to supply a turnkey stock preparation system for its operation for approximately $8 million. Although we have been notified of our selection and have received a down payment, the contract is not finalized and will not be recorded as a booking until we receive a signed contract.